Indoor Harvest Corp

5300 East Freeway, Suite A

Houston, Texas 77020

June 28, 2016

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Chris Ronne, Staff Attorney
Jay Ingram, Legal Branch Chief

Re:	Indoor Harvest Corp Registration Statement on Form S-1 Filed April 15, 2016 File No. 333-210789

Ladies and Gentlemen:

Indoor Harvest Corp, a Texas corporation (the "Company"), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended ("Securities Act"), that the Registration Statement on FormS-1,together with all exhibits and amendments thereto (File No. 333-210789), as initially filed with the Securities and Exchange Commission ("Commission") on April 15, 2016 ("Registration Statement") and declared effective on May 12, 2016, be withdrawn.

The Company has determined at this time not to proceed with the offering due to unfavorable market conditions for a public offering and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Company confirms that no securities have been or will be issued or sold pursuant to the Registration Statement.

Based on current discussions, the Company's Board of Directors has voted to request that our SEC counsel explore all options available to separate our Indoor Harvest food growing business from our cannabis business to let each business segment operate on its own. There is no assurance that we will move forward to effect such separation or if we do, when we will move forward. Any such separation would be conducted only in full compliance with applicable federal and state laws. Pursuant to Rule 477(c), the Company advises the Commission that it may, upon consideration of its financing and strategic options under discussion, undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

If you have any questions regarding the foregoing application for withdrawal, please contact our counsel, Mr. Michael T. Williams, Esq. at(813) 810-4023.

Thank you for your assistance with this matter.

Very truly yours,

INDOOR HARVEST CORP

By:	/s/ Chad Sykes
Chad Sykes
Chief Executive Officer